06005554

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH, DC
209

SEC FILE NUMBER
8- 15074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferies & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue, 12th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maxine Syrjamaki (310) 914-6034
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maxine Syrjamaki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jefferies & Company, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

ROSALIND LOGAN DOWNER
Commission # 1481335
Notary Public - California
Los Angeles County
My Comm. Expires Apr 6, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JEFFERIES & COMPANY, INC.
AND SUBSIDIARIES
(SEC Identification No. 8-15074)

Consolidated Statement of Financial Condition

December 31, 2005

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Jefferies & Company, Inc.:

We have audited the accompanying consolidated statement of financial condition of Jefferies & Company, Inc., and Subsidiaries (the Company) as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of the consolidated statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the consolidated financial position of Jefferies & Company, Inc. and Subsidiaries as of December 31, 2005 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2006

JEFFERIES & COMPANY, INC.
AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2005

(Dollars in thousands, except per share amounts)

Assets

Cash and cash equivalents	$	158,137
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations		493,425
Securities borrowed		6,901,665
Short term bond funds		5,710
Securities owned		1,413,716
Securities pledged to creditors		131,642
Investments		39,493
Investments in managed funds		77,072
Receivable from brokers and dealers		312,841
Receivable from customers, officers, and directors		412,375
Due from affiliates		19,442
Exchange memberships, at cost (market value of $36)		20
Premises and equipment		58,997
Goodwill		158,115
Other assets		268,850
	$	10,451,500

Liabilities and Stockholder's Equity

Securities loaned	$	6,618,778
Securities sold, not yet purchased		1,143,848
Payable to brokers and dealers		168,680
Payable to customers		815,326
Accrued expenses and other liabilities		406,561
Due to affiliates		77,632
		9,230,825
Stockholder's equity:		
Class A common stock of $0.10 par value. Authorized, issued, and outstanding 11,000 shares		1
Additional paid-in capital		457,568
Retained earnings		763,106
Total stockholder's equity		1,220,675
	$	10,451,500

See accompanying notes to this statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

Organizational Structure

The accompanying consolidated statement of financial condition includes the accounts of Jefferies & Company, Inc. (the "Company") and its wholly owned subsidiaries, Jefferies Insurance Holdings LLC, and all other entities in which the Company has a controlling financial interest. Jefferies & Company, Inc. is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of Jefferies Group, Inc. ("Parent"). The Company and its subsidiaries operate and are managed as a single business segment, that of a institutional securities broker-dealer, which includes several types of financial services, such as principal and agency transactions in equity, high yield, convertible and international securities, as well as investment banking and fundamental research. Since the Company's services are provided using the same distribution channels, support services and facilities and all are provided to meet client needs, the Company does not identify assets or allocate all expenses to any service, or class of service as a separate business segment.

Principles of Consolidation

The Company's policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock and has control. In addition, in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"), as revised, the Company consolidates entities which lack characteristics of an operating entity or business for which it is the primary beneficiary. Under FIN 46R, the primary beneficiary is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. In situations where the Company has significant influence but not control of an entity that does not qualify as a variable interest entity, the Company applies the equity method of accounting. In those cases where the Company's investment is less than 20% and significant influence does not exist, the investments are carried at fair value. Significant influence generally is deemed to exist when we own 20% to 50% of the voting equity of a corporation, or when we hold at least 3% of a limited partnership interest. The Company also has formed nonconsolidated investment vehicles with third-party investors that are typically organized as limited partnerships and accounted for under the equity method of accounting. The Company acts as general partner for these investment vehicles and has generally provided the third-party investors with termination or "kick-out" rights as defined by EITF 04-5.

All material intercompany accounts and transactions are eliminated in consolidation.

Cash Equivalents

Cash equivalents include highly liquid investments not held for resale with original maturities of three months or less.

Cash and Securities Segregated and on Deposit for Regulatory Purposes or Deposited With Clearing and Depository Organizations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, Jefferies & Company, Inc., as a broker-dealer carrying client accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. In addition, deposits with clearing and depository organizations are included in this caption.

Securities Borrowed and Securities Loaned

In connection with both trading and brokerage activities, the Company borrows securities to cover short sales and to complete transactions in which customers have failed to deliver securities by the required settlement date, and lends securities to other brokers and dealers for similar purposes. The Company has an active securities borrowed and lending matched book business ("Matched Book"), in which the Company borrows securities from one party and lends them to another party. When the Company borrows securities, the Company provides cash to the lender as collateral, which is reflected in the Company's Consolidated Statement of Financial Condition as securities borrowed. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral, which is reflected in the Company's Consolidated Statement of Financial Condition as securities loaned. The initial collateral advanced or received approximates or is greater than, the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents, securities borrowed, and certain receivables, are carried at fair value or contracted amounts, which approximate fair value due to the short period to maturity. Similarly, liabilities, including securities loaned and certain payables, are carried at amounts approximating fair value. Securities owned and securities sold, not yet purchased, are valued at quoted market prices, if available. For securities that do not have readily determinable fair values through quoted market prices, the determination of fair value is based upon consideration of available information, including types of securities, current financial information, restrictions on dispositions, market values of underlying securities and quotations for similar instruments.

The Company has derivative financial instrument positions in exchange traded and over-the-counter option contracts, foreign exchange forward contracts, index futures contracts, option contracts and futures contracts, which are measured at fair value. The gross contracted or notional amount of these contracts is not reflected in the Consolidated Statement of Financial Condition.

(Continued)

Investments

Investments include direct investments in limited liability companies and partnerships that make investments in private equity companies, strategic investments in financial service entities and other investments. In situations where the Company has significant influence but not control, the Company applies the equity method of accounting. In those cases where the Company's investment is less than 20% and significant influence does not exist, the investments are carried at fair value. Significant influence generally is deemed to exist when we own 20% to 50% of the voting equity of a corporation or when we hold at least 3% of a limited partnership interest. Factors considered in valuing investments where significant influence does not exist include, without limitation, available market prices, reported net asset values, type of security, purchase price, purchases of the same or similar securities by other investors, marketability, restrictions on disposition, current financial position and operating results of the issuer, and other pertinent information.

Investments in Managed Funds

Investments in managed funds includes the Company's investments in funds managed by the Company and the Company's investments in third-party managed funds in which the Company is entitled to a portion of the management and/or performance fees. Investments in managed funds are carried at fair value.

Receivable from, and Payable to, Customers

Receivable from, and payable to, customers includes amounts receivable and payable on cash and margin transactions. Securities owned by customers and held as collateral for these receivables are not reflected in the accompanying Consolidated Statement of Financial Condition. Receivable from officers and directors represents balances arising from their individual security transactions. These transactions are subject to the same regulations as third party customer transactions.

Premises and Equipment

Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using the straight-line method over the term of related leases or the estimated useful lives of the assets, whichever is shorter.

Exchange Memberships

The Company's exchange memberships, which represent ownership interest in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

(Continued)

Goodwill

In accordance with FASB No. 142, "Goodwill and Other Intangible Assets", goodwill is not amortized, instead it is reviewed, on at least an annual basis, for impairment. Goodwill is impaired when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit. While goodwill is no longer amortized, it is tested for impairment annually as of the third quarter or at the time of a triggering event requiring re-evaluation, if one were to occur.

The Parent's acquisitions of Randall & Dewey, Bonds Direct Securities LLC, Broadview International LLC and Quarterdeck Investment Partners, LLC all contain a five-year contingency for additional consideration, based on future revenues. This additional consideration is paid in cash annually to the selling shareholders provided the revenue targets are achieved. There is no contractual dollar limit to the potential of additional consideration.

Income Taxes

Amounts provided for income taxes are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Legal Reserves

The Company recognizes a liability for a contingency when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum of the range of probable loss.

The Company records reserves related to legal proceedings in Accrued expenses and other liabilities. Such reserves are established and maintained in accordance with FASB No. 5, "Accounting for Contingencies", and FASB Interpretation No. 14, "Reasonable Estimation of the Amount of a Loss an Interpretation of FASB Statement No. 5". The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the basis and validity of the claim; the possibility of wrongdoing on the part of an employee of the Company; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management.

(Continued)

Effects of Recently Issued Accounting Standards

In June 2005, the FASB issued FASB No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3," ("FASB No. 154"). FASB No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. FASB No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of FASB No. 154 to have a material impact on the Company's Consolidated Statement of Financial Condition.

In June 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights," ("EITF 04-5"). EITF 04-5 presumes that a general partner controls a limited partnership, and should therefore consolidate a limited partnership, unless the limited partners have the substantive ability to remove the general partner without cause based on a simple majority vote or can otherwise dissolve the limited partnership, or unless the limited partners have substantive participating rights over decision making. This guidance became effective upon ratification by the FASB on June 29, 2005 for all newly formed limited partnerships and for existing limited partnerships for which the partnership agreements have been modified. For all other limited partnerships, the guidance is effective no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. Management is currently evaluating the effect of adoption of EITF 04-5 on the Company's consolidated financial condition.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare this Consolidated Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2) Cash, Cash Equivalents, and Short-Term Investments

The Company generally invests its excess cash in money market funds and other short-term investments. Cash equivalents are part of the cash management activities of the Company and have original maturities of 90 days or less. The following are financial instruments that are cash and cash equivalents or are deemed by management to be generally readily convertible into cash or accessible for liquidity purposes within a relatively short period of time as of December 31, 2005 (in thousands of dollars):

Cash in banks	$	108,521
Money market investments		49,616
Total cash and cash equivalents		158,137
Cash and securities segregated (1)		493,425
Short-term bond funds		5,710
	$	657,272

(1) In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, Jefferies, as a broker-dealer carrying client accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. In addition, deposits with clearing and depository organizations are included in this caption.

(3) Securities Owned, Securities Pledged to Creditors, and Securities Sold, Not Yet Purchased

The following is a summary of the market value of major categories of securities owned and securities sold, not yet purchased, as of December 31, 2005 (in thousands of dollars):

	Securities owned	Securities sold, not yet purchased
Corporate debt securities	$ 667,208	$ 568,802
U.S. Government and agency obligations	402,316	370,863
Corporate equity securities	211,137	156,301
High yield securities	107,560	34,853
Options	24,995	12,362
Other	500	667
	$ 1,413,716	$ 1,143,848

The following is a summary of the market value of major categories of securities pledged to creditors as of December 31, 2005 (in thousands of dollars):

	Securities pledged to creditors
Corporate equity securities	$ 99,764
Corporate debt securities	16,455
High yield securities	15,423
	$ 131,642

(4) Receivable From, and Payable to, Brokers and Dealers

The following is a summary of the major categories of receivable from, and payable to, brokers and dealers as of December 31, 2005 (in thousands of dollars):

	Receivable	Payable
Securities failed to deliver / receive	$ 142,628	$ 91,575
Receivable from trades in process of settlement, net	159,629	—
Receivable from / payable to clearing organizations	8,767	654
Other	1,817	76,451
	$ 312,841	$ 168,680

(5) Receivable from, and Payable to, Customers, Officers and Directors

The following is a summary of the major categories of receivables from customers as of December 31, 2005 (in thousands of dollars):

Customers (net of allowance for uncollectible accounts of $363)	$	407,076
Officers and directors		5,299
	$	412,375

Receivable from officers and directors represents standard margin loan balances arising from their individual security transactions. These transactions are subject to the same regulations as customer transactions.

(6) Premises and Equipment

The following is a summary of premises and equipment as of December 31, 2005 (in thousands of dollars):

Furniture, fixtures, and equipment	$	110,622
Leasehold improvements		52,359
Total		162,981
Less accumulated depreciation and amortization		103,984
	$	58,997

(7) Goodwill

The following is a summary of goodwill as of December 31, 2005 (in thousands of dollars):

Acquisition		2005 Balance
Broadview International LLC	$	54,825
Randall & Dewey		48,383
Quarterdeck Investment Partners, LLC		30,955
Bonds Direct Securities LLC		20,943
Other		3,009
	$	158,115

(Continued)

In 2005, the Parent acquired certain assets of Randall & Dewey for approximately $17.5 million in stock and $27.2 million in cash. The acquisition was accounted for as a purchase and preliminarily resulted in approximately $41.5 million in goodwill. There is also a five-year contingency for additional consideration, based on future revenues. In 2005, the Parent sold the net assets of Randall & Dewey to the Company for cash. Additionally, there was $6.9 million in capital contributions from the Parent related to additional consideration under the five-year contingency.

The acquisitions of Randall & Dewey, Bonds Direct Securities LLC, Broadview International LLC and Quarterdeck Investment Partners, LLC all contained a five-year contingency for additional consideration to the selling shareholders, based on future revenues. This additional consideration is paid in cash annually by the Parent to the extent that pre-specified revenue targets are achieved. There is no contractual dollar limit to the potential of additional consideration.

(8) Income Taxes

The Company's operations are included in the consolidated Federal income tax return of the Parent. Substantially all income tax liabilities are due to the Parent. The Company accounts for income taxes on a separate-return basis.

Deferred income taxes are provided for temporary differences in reporting certain items, principally deferred compensation, and give rise to a deferred tax asset of $150,222,000 which is included in Other assets in the Consolidated Statement of Financial Condition. Current income tax liabilities of $89,109,000 are included in Accrued expenses and other liabilities.

There was no valuation allowance for deferred tax assets as of December 31, 2005. Management believes it is more likely than not that the Company will generate sufficient taxable income in the future to realize the deferred tax asset.

(9) Employee Benefit Plans

Certain employees of the Company are covered by a defined benefit pension plan sponsored by the Parent. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Benefits are based on years of service and the employee's career average pay. The Parent's funding policy is to contribute to the plan at least the minimum amount that can be deducted for Federal income tax purposes. The plan assets consist of approximately 60% equities and 40% fixed income securities in 2005. Effective December 31, 2005, benefits under the pension plan have been frozen.

The Company also participates in various benefit plans of the Parent, including an Employee Stock Ownership Plan, an Employee Stock Purchase Plan (ESPP) designed to qualify under Section 423 of the Internal Revenue Code (IRC) and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the IRC. The Company also participates in a stock ownership and long-term incentive plan (the Plan) sponsored by the Parent. The Plan allows awards to certain employees in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance award dividend equivalents or other stock based awards.

(10) Related Party Transactions

The Company provides clearing and administrative services to Jefferies Execution Services, Inc. (a wholly owned subsidiary of the Parent).

The Company executes securities lending transactions with Jefferies Execution Services, Inc.

Jefferies International Limited and Jefferies Pacific Limited provide various broker services to the Company.

The Company provides trading, clearing, and general and administrative services, which are reimbursed by the Company's funds.

The Company was reimbursed by Jefferies Capital Partners, Burdett Buckeridge Young Limited, and Babson Capital for general and administrative services.

The Company's employees participate in the share-based compensation plans of the Parent.

During 2005, the Company's Parent transferred the net assets of Randall & Dewey, an entity previously acquired by the Parent, to the Company for cash. Included in the net assets transferred of approximately $43.5 million was total goodwill amounting to approximately $41.5 million. The amount was recorded in Due to affiliates on the Statement of Financial Condition.

Liabilities owed to the Parent resulting from intercompany transactions are settled periodically at the discretion of the Parent.

(11) Financial Instruments

Off-Balance Sheet Risk

The Company has contractual commitments arising in the ordinary course of business for securities loaned or purchased under agreements to sell, securities sold but not yet purchased, future purchases and sales of foreign currencies, securities transactions on a when-issued basis, options contracts, futures index contracts, futures contracts and underwriting. Each of these financial instruments and activities contains varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect upon the Company's Consolidated Statement of Financial Condition.

Derivative Financial Instruments

Our derivative activities are recorded at fair value in the Consolidated Statement of Financial Condition. Acting in a trading capacity, we enter into derivative transactions to satisfy the needs of our clients and to manage our own exposure to market and credit risks resulting from our trading activities.

Derivatives are subject to various risks similar to other financial instruments, including market, credit and operational risk. In addition, we may be exposed to legal risks related to derivative activities. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with our other trading-related activities. We manage the risks associated with derivatives on an aggregate basis along with the risks associated with proprietary trading as part of our firmwide risk management policies.

The following table presents the fair value of derivatives at December 31, 2005. The fair value of assets / liabilities related to derivative contracts at December 31, 2005 represent the Company's receivable / payable for derivative financial instruments before consideration of securities collateral.

		Assets	Liabilities
		(Dollars in thousands)	
Futures contracts	$	243	2,846
Option contracts		24,995	12,362
Foreign exchange forward contracts		—	23

Credit Risk

In the normal course of business, the Company is involved in the execution, settlement and financing of various customer and principal securities transactions. Customer activities are transacted on a cash, margin or delivery-vs-payment basis. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date or to the extent of margin balances.

The Company seeks to control the risk associated with these transactions by establishing and monitoring credit limits and by monitoring collateral and transaction levels daily. The Company may require counterparties to deposit additional collateral or return collateral pledged. In the case of aged securities failed to receive, the Company may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentration of Credit Risk

As a securities firm, the Company's activities are executed primarily with and on behalf of other financial institutions, including brokers and dealers, banks and other institutional customers. Concentrations of credit risk can be affected by changes in economic, industry or geographical factors. The Company seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures, including those described in the preceding discussion of credit risk.

(12) Commitments, Contingencies and Guarantees

Standby Letters of Credit. In the normal course of business, the Company had letters of credit outstanding aggregating $22.1 million at December 31, 2005, mostly to satisfy various collateral requirements in lieu of depositing cash or securities. These letters of credit have a current carrying amount of $0. As of December 31, 2005, there were no draw downs on these letters of credit.

Equity Commitments. On May 12, 2005, the Company committed to invest an aggregate of $1.5 million in Jefferies Capital Partners IV L.P. and its related parallel funds. As of December 31, 2005, the Company funded approximately $150,000 of its aggregate commitment leaving $1,350,000 unfunded.

High Yield Loan Commitments. From time to time the Company makes commitments to extend credit to investment-banking clients in loan syndication and acquisition-finance transactions. These commitments and any related drawdowns of these facilities typically have fixed maturity dates and are contingent on certain representations, warranties and contractual conditions applicable to the borrower. The Company defines high yield as debt securities or loan commitments to companies rated BB+ or lower or equivalent ratings by recognized credit rating agencies, as well as non-rated securities or loans that, in management's opinion, are non-investment grade. Although the Company had commitments to non-investment grade borrowers during 2005 the Company did not have any commitments outstanding to non-investment grade borrowers as of December 31, 2005.

Other Committments. As of December 31, 2005, the Company had commitments to invest up to $4.3 million in various other investments.

Derivative Contracts. In accordance with FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), we disclose certain derivative contracts meeting the FIN 45 definition of a guarantee. Such derivative contracts include written equity put options. Derivative contracts are not considered guarantees if such contracts are cash settled and we have no basis to determine whether it is probable the derivative counterparty held the related underlying instrument at the inception of the contract. Accordingly, if these conditions are met, we have not included such derivatives in our guarantee disclosures. At December 31, 2005, the maximum payout value of derivative contracts deemed to meet the FIN 45 definition of a guarantee was approximately $56.0 million. For purposes of determining maximum payout, notional values are used; however, we believe the fair value of these contracts is a more relevant measure of these obligations because we believe the notional amounts greatly overstate our expected payout. At December 31, 2005 the fair value of such derivative contracts approximated $2.0 million. In addition, all amounts included above are before consideration of hedging transactions. We substantially mitigate our risk on these contracts through hedges, such as other derivative contracts and/or cash instruments. We manage risk associated with derivative guarantees consistent with our risk management policies.

Other Guarantees. In the normal course of business the Company provides guarantees to securities clearinghouses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligations under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote.

Contingences. Many aspects of the Company's business involve risks of liability. In the normal course of business, the Company and its subsidiaries have been named as defendants or co-defendants in lawsuits primarily involving claims for damages. The Company's management believes that pending litigation will not have a material adverse effect on the Company.

(13) Leases

As a lessee, the Company leases certain premises and equipment under noncancelable agreements expiring at various dates through 2022. Future minimum lease payments for all noncancelable operating leases at December 31, 2004 are as follows (in thousands of dollars):

		Gross	Sub-leases	Net
2006	$	29,795	2,596	27,199
2007		28,656	2,416	26,240
2008		27,356	1,715	25,641
2009		23,774	688	23,086
2010		21,686	434	21,252
Thereafter		82,300	—	82,300

(14) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2005, the Company had net capital of $259,213,000, which was 37% of aggregate debit balances and $245,083,000 in excess of required net capital.

The Company is also subject to the customer protection requirements of SEC Rule 15c3-3. The Company had a customer reserve requirement of $342,000,000 as of December 31, 2005.

As a clearing broker the Company has agreed to compute a reserve requirement for the proprietary accounts of introducing brokers (the "PAIB Reserve Formula"). The Company had no reserve requirement under the PAIB Reserve Formula, as defined by SEC Rule 15c3-3, as of December 31, 2005.